

                                                                                        Pro forma         Conseco
                                                                                       adjustments       pro forma
                                                                                       reflecting         totals
                                                                                         various          (before
                                                                       Conseco            other             LPG
                                                                     as reported      transactions        Merger)
                                                                   --------------     --------------     ---------
Revenues:
   Insurance policy income........................................   $  741.4             $ -            $ 741.4
   Investment activity:
     Net investment income........................................      561.9                              561.9
     Net trading losses...........................................       (7.3)                              (7.3)
     Net realized gains...........................................       10.2                               10.2
   Fee revenue....................................................       20.1                               20.1
   Restructuring income...........................................       30.4                               30.4
   Other income...................................................        7.6                                7.6
                                                                     --------            -------         -------

       Total revenues.............................................    1,364.3                -           1,364.3
                                                                     --------            -------         -------

Benefits and expenses:
   Insurance policy benefits......................................      544.5                              544.5
   Change in future policy benefits...............................       12.0                               12.0
   Interest expense on annuities and financial products...........      289.7                              289.7
   Interest expense on notes payable..............................       54.2              (1.2) (1)        51.4
                                                                                           (1.6) (2)
   Interest expense on investment borrowings......................        8.6                                8.6
   Amortization related to operations.............................       99.5                               99.5
   Amortization related to realized gains.........................       12.3                               12.3
   Other operating costs and expenses.............................      122.0                              122.0
                                                                     --------            ------           ------

       Total benefits and expenses................................    1,142.8              (2.8)         1,140.0
                                                                     --------            ------          -------
       Income before income taxes, minority interest
         and extraordinary charge.................................      221.5               2.8            224.3

Income tax expense................................................       84.3               1.0  (3)        85.3
                                                                     --------            ------          -------

       Income before minority interest and extraordinary charge...      137.2               1.8            139.0
Less minority interest............................................       23.4                .1  (4)        23.5
                                                                     --------            ------          -------

       Income before extraordinary charge.........................   $  113.8              $1.7          $ 115.5
                                                                     ========             =====          =======

Earnings per common share and common equivalent share:

       Primary:
         Weighted average shares outstanding......................       51.1                .9  (5)        52.0
                                                                        =====              ====            =====
         Income before extraordinary charge.......................      $2.05                              $2.05
                                                                        =====                              =====

       Fully diluted:
         Weighted average shares outstanding......................       60.6                .9  (5)        61.5
                                                                        =====              ====            =====
         Income before extraordinary charge.......................      $1.88                              $1.88
                                                                        =====                               ====



          The accompanying notes are an integral part of the pro forma consolidated financial statements.

                         CONSECO, INC. AND SUBSIDIARIES
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


     BASIS OF PRESENTATION

     The unaudited pro forma consolidated statement of operations for the six months ended June 30, 1996, of Conseco, Inc. ("Conseco" or the "Company") is presented as if the following transactions had occurred on January 1, 1995: (i) the issuance of 4.37 million shares of Preferred Redeemable Increased Dividend Equity Securities, 7% Convertible Preferred Stock ("PRIDES") in January 1996; and (ii) the BLH tender offer for and repurchase of its senior subordinated notes due 2002 and related financing transactions completed in March 1996.

     The pro forma consolidated financial statements are based on the historical financial statements of Conseco and should be read in conjunction with its respective financial statements and notes included in Conseco's Form 10-Q for the quarterly period ended June 30, 1996. The pro forma data are not necessarily indicative of the results of operations of Conseco had those transactions occurred on January 1, 1995, nor the results of future operations.

     In March 1996, Conseco and Life Partners Group, Inc. ("LPG") signed a definitive merger agreement, whereby LPG would become a wholly owned subsidiary of Conseco (the "Merger"). The Merger was consummated on August 2, 1996. These pro forma consolidated financial statements do not include the pro forma effect of the Merger.

     PRO FORMA ADJUSTMENTS

     (1) On January 23, 1996, Conseco completed the offering of 4.37 million shares of PRIDES. Proceeds from the offering of approximately $258 million (after underwriting and other associated costs) were used to repay amounts outstanding under a senior credit facility (the "Conseco Credit Facility").

           Each share of PRIDES will pay dividends at the annual rate of 7 percent of the $61.125 liquidation preference per share (equivalent to an annual amount of $4.279 per share), payable quarterly. On February 1, 2000, unless either previously redeemed by Conseco or converted at the option of the holder, each share of PRIDES will mandatorily convert into two shares of Conseco common stock, subject to adjustment in certain events. Shares of PRIDES are not redeemable prior to February 1, 1999. During the period February 1, 1999 through February 1, 2000, Conseco may redeem any or all of the outstanding shares of PRIDES. Upon such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of Conseco common stock equal to (A) the sum of (i) $62.195, declining after February 1, 1999 to $61.125, and (ii) accrued and unpaid dividends divided by (B) the market price of Conseco common stock at such date, but in no event less than 1.71 shares of Conseco common stock. The following summarizes the sources and uses of funds related to this transaction (dollars in millions):

           Sources of funds:
              Gross proceeds from issuance of PRIDES...................................................  $267.1
              Underwriting and other transaction expenses (charged to paid-in capital).................    (9.2)
                                                                                                          ------
                      Net proceeds.....................................................................   257.9

           Uses of funds:
              Principal repaid on Conseco Credit Facility..............................................  (245.0)
              Payment of accrued interest..............................................................    (2.6)
                                                                                                          ------

                      Funds available..................................................................  $ 10.3
                                                                                                         =======

           Interest expense is adjusted to reflect the repayment of a portion of the Conseco Credit Facility using a portion of the proceeds from the issuance of the PRIDES.

                         CONSECO, INC. AND SUBSIDIARIES
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


     (2) In March 1996, BLH completed a tender offer pursuant to which it repurchased $148.3 million principal amount of its 13 percent senior subordinated notes for $173.2 million. The repurchase was made using the proceeds from a revolving credit facility entered into in February 1996. Maximum principal amounts which can be borrowed under the agreement total $400 million (including a competitive bid facility in the aggregate principal amount of up to $100 million). Amounts borrowed under the new facility are due in 2001 and accrue interest at a rate of LIBOR plus an applicable margin of between 50 and 75 basis points, depending on BLH's ratio of consolidated net worth. Additional proceeds were borrowed under the agreement to repay the existing $110 million principal balance due under the bridge loan facility and for other corporate purposes. The following summarizes the sources and uses of funds related to the tender offer and related financing transactions:

           Sources of funds:
               Amounts borrowed under $400 million revolving credit agreement................   $310.0
                                                                                                ======

           Uses of funds:
               Related to 13 percent senior subordinated notes:
                  Principal tendered.........................................................   $148.3
                  Premium paid in tender offer...............................................     24.8
                  Payment of accrued interest................................................      6.6
               Related to bridge loan facility:
                  Principal repaid ..........................................................    110.0
                  Payment of accrued interest................................................       .5
               Debt issuance costs...........................................................      3.7
               Other corporate purposes, including repayment
                  of amounts borrowed to purchase BLH common stock...........................     16.1
                                                                                                ------

                           Total uses........................................................   $310.0
                                                                                                ======

           Interest expense is adjusted to reflect reduced interest expense on the $148.3 million principal balance of BLH's senior subordinated notes which were tendered, offset by interest expense on amounts borrowed under the BLH revolving credit facility.

     (3) All pro forma adjustments to operations are tax affected based on the appropriate rate for the specific item.

     (4) The minority interests' share of the pro forma adjustments is recognized.

     (5) Primary and fully diluted weighted average shares outstanding are adjusted to reflect the issuance of the PRIDES.



S:\ACCTING\SECRPT\10Q-2-96.CNC\EXH99.1